February 9, 2017
Via EDGAR

Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:    Dycom Industries, Inc.
Form 10-K for Fiscal Year Ended July 30, 2016
Filed August 31, 2016
Form 10-Q for Fiscal Quarter Ended October 29, 2016
Filed November 23, 2016
File No. 1-10613

Dear Mr. O’Brien:

This letter responds to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated January 30, 2017 to H. Andrew DeFerrari, Chief Financial Officer of Dycom Industries, Inc. (“Dycom” or the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 30, 2016, filed with the Commission on August 31, 2016 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarter ended October 29, 2016, filed with the Commission on November 23, 2016 (the “Form 10-Q”). For ease of reference, the Staff’s comment appears in bold immediately preceding the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-Q and the Form 10-K, as applicable. The supplemental disclosure we plan to include in future filings is underlined for convenience in response to the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended October 29, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.
We note from your press release dated November 23, 2016 that you reduced estimated annual revenues from your July 2016 acquisition of Goodman Networks by 60%. In light of this significant decrease in future estimated revenues as well as the fact that the fair value of the related long-lived assets acquired is approximately 17% of your total equity, please expand your disclosures to address this material negative indicator as well as any material uncertainty associated with the recoverability of these recently acquired assets. Please refer to Item 303(a)(3) of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02, 501.12.b.3, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures. Please also refer to comment 3 in our letter dated February 18, 2014, along with your response letter dated March 18, 2014.

RESPONSE: The Company acknowledges the Staff's comment and advises the Staff that in future filings the Company intends to provide additional disclosure outlining the expected decline in estimated future revenues of the recent acquisition and enhanced disclosure with respect to recoverability of these recently acquired assets. The Company will disclose the following beginning with the disclosure in the Form 10-Q for the fiscal quarter ended January 28, 2017 within Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations - Acquisitions. The supplemental disclosure added in response to the Staff’s comment is underlined for convenience.

Mr. Terence O’Brien
United States Securities and Exchange Commission
February 9, 2017
2

Acquisitions

As part of our growth strategy, we may acquire companies that expand, complement, or diversify our business. We regularly review opportunities and periodically engage in discussions regarding possible acquisitions. Our ability to sustain our growth and maintain our competitive position may be affected by our ability to identify, acquire, and successfully integrate companies.

Fiscal 2016 - During August 2015, we acquired TelCom Construction, Inc. and an affiliate (together, “TelCom”). The purchase price was $48.8 million paid in cash. TelCom, based in Clearwater, Minnesota, provides construction and maintenance services for telecommunications providers throughout the United States. This acquisition expands our geographic presence within our existing customer base. During the fourth quarter of fiscal 2016, we acquired NextGen Telecom Services Group, Inc. (“NextGen”) for $5.6 million, net of cash acquired. NextGen provides construction and maintenance services for telecommunications providers in the Northeastern United States. Additionally, during July 2016, we acquired certain assets and assumed certain liabilities associated with the wireless network deployment and wireline operations of Goodman Networks Incorporated (“Goodman”) for a cash purchase price of $107.5 million, less an adjustment of approximately $6.5 million for working capital received below a target amount. The acquired operations provide wireless construction services in a number of markets, including Texas, Georgia, and Southern California. The acquired operations were immediately integrated with the operations of an existing subsidiary which is a larger, well-established provider of services to the same primary customer. The acquisition reinforces our wireless construction resources and expands our geographic presence within our existing customer base. Subsequent to the close of this acquisition, activity levels within the contracts of the acquired operations trended considerably below prior expectations and we reduced our near term revenue expectations. The acquired contracts remain in effect and we have not experienced any adverse changes in customer relations. With the immediate integration of the Goodman operations into our existing subsidiary, we believe our ability to effectively perform services for the customer will provide future opportunities.

With respect to the acquisition from Goodman, $20.0 million is in an escrow account and is available to us for indemnification obligations of the seller as of January 28, 2017. Of the amount in escrow, $10.0 million will be released to the seller upon the occurrence of certain conditions or the twelve-month anniversary of the closing date. The remaining $10.0 million will be released to the seller when the seller satisfies certain conditions with respect to a dispute with the state of Texas over a sales tax liability of approximately $31.7 million (the “Sales Tax Liability”). Under the asset purchase agreement, Goodman has retained responsibility for this Sales Tax Liability. Should Goodman not resolve this matter, the state may assert that we are a successor to the operations and seek to recover from us. In such event we would seek indemnification for recovery from Goodman, including from the funds contained in the escrow account, for any amount we pay.

The results of these businesses acquired are included in the condensed consolidated financial statements from their respective dates of acquisition. The purchase price allocation of TelCom was completed during the fourth quarter of fiscal 2016. Purchase price allocations of the Goodman and NextGen acquisitions are preliminary and will be completed during fiscal 2017 when valuations for intangible assets and other amounts are finalized.

Mr. Terence O’Brien
United States Securities and Exchange Commission
February 9, 2017
3

Additionally, within Item 2, Management’s Discussion and Analysis of Financial Condition and Result of Operations, we will include a section for Critical Accounting Policies and Estimates - Goodwill and Intangible Assets in our Form 10-Q for the fiscal quarter ended January 28, 2017 that was previously only included in the Form 10-K. The supplemental disclosure added in response to the Staff’s comment is underlined for convenience.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying notes. These estimates and assumptions require the use of judgment as to the likelihood of various future outcomes and, as a result, actual results could differ materially from these estimates. There have been no material changes to our critical accounting policies and estimates described in our Annual Report on Form 10-K for the year ended July 30, 2016. Our disclosure of critical accounting policies and estimates with respect to goodwill and other intangible assets is included below for the purpose of providing additional disclosure regarding recently acquired operations.

Goodwill and Intangible Assets. As of January 28, 2017, we had approximately $312.4 million of goodwill, $4.7 million of indefinite-lived intangible assets and $180.9 million of finite-lived intangible assets, net of accumulated amortization. As of July 30, 2016, we had $310.2 million of goodwill, $4.7 million of indefinite-lived intangible assets and $193.2 million of finite-lived intangible assets, net of accumulated amortization. As of July 25, 2015, we had $271.7 million of goodwill, $4.7 million of indefinite-lived intangible assets and $116.2 million of finite-lived intangible assets, net of accumulated amortization. The increase in goodwill during fiscal 2016 is primarily the result of preliminary purchase price allocations associated with businesses acquired in fiscal 2016. The increase in net intangible assets is a result of businesses acquired during fiscal 2016, partially offset by amortization of intangibles during fiscal 2016. See Note 7, Goodwill and Intangible Assets, in the Notes to the Condensed Consolidated Financial Statements in this Quarterly Report on Form 10-Q and in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended July 30, 2016.

We account for goodwill and other intangibles in accordance with ASC Topic 350, Intangibles - Goodwill and Other (“ASC Topic 350”). Goodwill and other indefinite-lived intangible assets are assessed annually for impairment as of the first day of the fourth fiscal quarter of each year, or more frequently if events occur that would indicate a potential reduction in the fair value of a reporting unit below its carrying value. We perform our annual impairment review of goodwill at the reporting unit level. Each of our operating segments with goodwill represents a reporting unit for the purpose of assessing impairment. If we determine the fair value of the reporting unit’s goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized and reflected in operating income or loss in the consolidated statements of operations during the period incurred.

In accordance with ASC Topic 360, Impairment or Disposal of Long-Lived Assets, we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change that indicates that the carrying amount of such assets may not be fully recoverable. Recoverability is determined based on an estimate of undiscounted future cash flows resulting from the use of an asset and its eventual disposition. Should an asset not be recoverable, an impairment loss is measured by comparing the fair value of the asset to its carrying value. If we determine the fair value of an asset is less than the carrying value, an impairment loss is recognized in operating income or loss in the consolidated statements of operations during the period incurred.

We use judgment in assessing whether goodwill and intangible assets are impaired. Estimates of fair value are based on our projection of revenues, operating costs, and cash flows taking into consideration historical and anticipated future results, general economic and market conditions, as well as the impact of planned business or operational strategies. We determine the fair value of our reporting units using a weighting of fair values derived equally from the income approach and the market approach valuation methodologies. The income approach uses the discounted cash flow method and the market approach uses the guideline company method. Changes in our judgments and projections could result in significantly different estimates of fair value, potentially resulting in impairments of goodwill and other intangible assets. The inputs used for fair value measurements of the reporting units and other

Mr. Terence O’Brien
United States Securities and Exchange Commission
February 9, 2017
4

related indefinite-lived intangible assets are the lowest level (Level 3) inputs.

Our goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically due to downturns in customer demand and the level of overall economic activity including, in particular, construction and housing activity. Our customers may reduce capital expenditures and defer or cancel pending projects during times of slowing economic conditions. Additionally, adverse conditions in the economy and future volatility in the equity and credit markets could impact the valuation of our reporting units. The cyclical nature of our business, the high level of competition existing within our industry, and the concentration of our revenues from a limited number of customers may also cause results to vary. These factors may affect individual reporting units disproportionately, relative to the Company as a whole. As a result, the performance of one or more of the reporting units could decline, resulting in an impairment of goodwill or intangible assets.

We evaluate current operating results, including any losses, in the assessment of goodwill and other intangible assets. The estimates and assumptions used in assessing the fair value of the reporting units and the valuation of the underlying assets and liabilities are inherently subject to significant uncertainties. Changes in judgments and estimates could result in significantly different estimates of the fair value of the reporting units and could result in impairments of goodwill or intangible assets of the reporting units. In addition, adverse changes to the key valuation assumptions contributing to the fair value of our reporting units could result in an impairment of goodwill or intangible assets.

During July 2016, we acquired the wireless network deployment and wireline operations of Goodman for $107.5 million, less an adjustment of approximately $6.5 million for working capital received below a target amount. The purchase price was allocated based on the fair value of the assets acquired and the liabilities assumed on the date of acquisition and was primarily allocated to goodwill and other intangible assets. The acquired operations were immediately integrated with the operations of an existing subsidiary which is a larger, well-established provider of services to the same primary customer. Subsequent to the close of this acquisition, activity levels within the contracts of the acquired operations trended considerably below prior expectations and we reduced our near term revenue expectations. As a result of the decline, we assessed whether it was more likely than not that the fair value of the reporting unit declined below the reporting unit’s carrying amount. With the immediate integration of the Goodman operations into our existing subsidiary, which is part of an existing reporting unit, we believe our ability to effectively perform services for the customer will provide future opportunities. Further, the acquired contracts remain in effect and we have not experienced any adverse changes in customer relations. Additionally, we believe that the fair value of the reporting unit containing the recently acquired operations remains substantially in excess of its carrying amount as of January 28, 2017. As a result, we determined that it was not more likely than not that the fair value of the reporting unit declined below its carrying amount as of January 28, 2017.

We performed our annual impairment assessment as of the first day of the fourth quarter of each of fiscal 2016, 2015, and 2014 and concluded that no impairment of goodwill or the indefinite-lived intangible asset was indicated at any reporting unit for any of the years. Qualitative assessments on reporting units that comprise a substantial portion of our consolidated goodwill balance and on our indefinite-lived intangible asset were performed. A qualitative assessment includes evaluating all identified events and circumstances that could affect the significant inputs used to determine the fair value of a reporting unit or indefinite-lived intangible asset for the purpose of determining whether it is more likely than not that these assets are impaired. We consider various factors while performing qualitative assessments, including macroeconomic conditions, industry and market conditions, financial performance of the reporting units, changes in market capitalization, and any other specific reporting unit considerations. These qualitative assessments indicated that it was more likely than not that the fair value exceeded carrying value for those reporting units. For the remaining reporting units, we performed the first step of the quantitative analysis described in ASC Topic 350. Under the income approach, the key valuation assumptions used in determining the fair value estimates of our reporting units for each annual test were (a) a discount rate based on our best estimate of the weighted average cost of capital adjusted for certain risks for the reporting units; (b) terminal value based on terminal growth rates; and (c) seven expected years of cash flow before the terminal value.

Mr. Terence O’Brien
United States Securities and Exchange Commission
February 9, 2017
5

The table below outlines certain assumptions in each of our fiscal 2016, 2015, and 2014 annual quantitative impairment analyses:

	2016	2015	2014
Terminal Growth Rate	2.0% - 3.0%	1.5% - 2.5%	1.5% - 3.0%
Discount Rate	11.5%	11.5%	11.5%

The discount rate reflects risks inherent within each reporting unit operating individually. These risks are greater than the risks inherent in the Company as a whole. The fiscal 2016, 2015, and 2014 analyses used the same discount rate and included consideration of market inputs such as the risk-free rate, equity risk premium, industry premium, and cost of debt, among other assumptions. The changes in these inputs from fiscal 2016, 2015 and 2014 had offsetting impacts and the discount rate remained at 11.5%. We believe the assumptions used in the impairment analysis each year are reflective of the risks inherent in the business models of our reporting units and within our industry. Under the market approach, the guideline company method develops valuation multiples by comparing our reporting units to similar publicly traded companies. Key valuation assumptions and valuation multiples used in determining the fair value estimates of our reporting units rely on (a) the selection of similar companies; (b) obtaining estimates of forecast revenue and earnings before interest, taxes, depreciation, and amortization for the similar companies; and (c) selection of valuation multiples as they apply to the reporting unit characteristics.

We determined that the fair values of each of the reporting units were substantially in excess of their carrying values in the fiscal 2016 annual assessment. Management determined that significant changes were not likely in the factors considered to estimate fair value, and analyzed the impact of such changes were they to occur. Specifically, if there was a 25% decrease in the fair value of any of the reporting units due to a decline in their discounted cash flows resulting from lower operating performance, the conclusion of the assessment would remain unchanged. Additionally, if the discount rate applied in the fiscal 2016 impairment analysis had been 100 basis points higher than estimated for each of the reporting units, and all other assumptions were held constant, the conclusion of the assessment would remain unchanged and there would be no impairment of goodwill. As of July 30, 2016, we believe the goodwill is recoverable for all of the reporting units. As of January 28, 2017, we continue to believe that no impairment has occurred. However, significant adverse changes in the projected revenues and cash flows of a reporting unit could result in an impairment of goodwill. There can be no assurances that goodwill may not be impaired in future periods.

Certain of our reporting units also have other intangible assets, including customer relationships, contract backlog, trade names, and non-compete intangibles. As of January 28, 2017 and July 30, 2016, we believe that the carrying amounts of these intangible assets, including those of the recently acquired operations, are recoverable. However, if adverse events were to occur or circumstances were to change indicating that the carrying amount of such assets may not be fully recoverable, the assets would be reviewed for impairment and the assets could be impaired.

We hope that our letter has addressed the Staff’s comment. If you have any questions concerning the matters referred to in this letter, or if you require additional information, please call the undersigned at (561) 627-7171.

Very truly yours,

/s/ H. Andrew DeFerrari
H. Andrew DeFerrari
Chief Financial Officer

Cc:	Richard B. Vilsoet, General Counsel, Dycom Industries Inc.
Robert Treuhold, Shearman & Sterling LLP